Registration No. 333-181085

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3/A
REGISTRATION STATEMENT

Under
The Securities Act of 1933

VELATEL GLOBAL COMMUNICATIONS, INC.
(Exact name of Registrant as specified in its charter)

Nevada	98-0489800
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

12526 High Bluff Drive, Suite 155
San Diego, California 92130
(Address, Including Zip Code, of Principal Executive Offices))

LEGAL SERVICES
(Full title of the Plan)

Kenneth L. Waggoner
12526 High Bluff Drive, Suite 155
San Diego, California 92130
(760) 230-8986
(Name, Address and Telephone Number, Including
Area Code, of Agent For Service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (“the Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

WITHDRAWAL OF PROSPECTUS FOR REOFFERS AND RESALES OF VELATEL GLOBAL COMMUNICATIONS, INC. SERIES A COMMON STOCK

Upon further review, the Company is hereby withdrawing the Form S-3 Prospectus for Reoffers and Resales of VelaTel Global Communications, Inc. Series A common stock filed with the United States Securities and Exchange Commission (“SEC”) on May 1, 2012, as amended by Form S-3/A filed with the SEC on May 3, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Withdrawal of Prospectus for Reoffers and Resales of the Company's Series A Common Stock to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 29, 2012.

VelaTel Global Communications, Inc.
Date: May 29, 2012	By:	/s/ George Alvarez
George Alvarez, Chief Executive Officer